UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of Registrant:
American Realty Capital Trust, Inc.

2.  Name of Person Relying on Exemption:
Jet Capital Management

3.  Address of Person Relying on Exemption:
667 Madison Avenue, 9th Floor, New York, NY 10021

4.  Written Materials:
The attached written material is submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Jason Fritz
212-372-2542

JET CAPITAL ISSUES OPEN LETTER

TO THE BOARD OF DIRECTORS OF AMERICAN REALTY CAPITAL TRUST;

OPPOSES TERMS OF PROPOSED MERGER WITH REALTY INCOME

NEW YORK, NY, November 7, 2012/Business Wire/ - Jet Capital Management, a New York based investment manager of funds and other accounts beneficially owning approximately 5.6 million shares of American Realty Capital Trust, Inc. (NASDAQ: ARCT), today released the following open letter to the board of directors of ARCT regarding the proposed merger with Realty Income Corporation.  In the letter, Jet Capital states that it intends to vote the shares owned by the Jet funds against the merger, on the terms currently proposed.  The letter explains why, in the view of Jet Capital, a merger on these terms does not adequately compensate ARCT shareholders for the sale of control of the company, and why the process of the board in approving the merger was flawed.

The full text of the letter follows:

November 7, 2012

Board of Directors
American Realty Capital Trust, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022
Attn: William M. Kahane, Chief Executive Officer and President

To the Board of American Realty Capital Trust (ARCT):

Jet Capital Management is the investment manager for funds and other accounts beneficially owning 5,600,000 shares of ARCT, all of which were purchased prior to October 24, 2012.  Jet manages over $600 million in capital and has been in business for more than a decade.  This letter is the first we have written to a board of directors in connection with a merger.  We intend to vote the shares owned by the Jet funds against the merger proposal with Realty Income.  We write this letter to explain our rationale and to urge the board to pull its recommendation to shareholders.  To be clear, we purchased substantially all of our shares since the merger was announced, with a view to vote them against the merger. We are making this letter public so other shareholders have what, in our view, is a more objective analysis of the merger proposal than what the proxy statement provides.

We see two major problems with the merger proposal.  First, the terms do not adequately compensate ARCT shareholders for the sale of control of the company.  Second, the process the board followed to negotiate and sign the transaction was far too influenced by existing conflicted management interests, including those created by the structure and timing of the transaction.  That the value offered to shareholders is too low makes the defects in the board’s process for considering and approving the transaction more troublesome than they would be in a more fairly valued transaction.  We will deal with the two major problems in order.

At current market prices, the share ratio in the merger offers Realty Income stock worth $11.15 per ARCT share for the sale of control of ARCT.  This value is (1) below a reasonable estimate of the control premium for the company’s shares against its historical price; (2) inconsistent with the board’s prior evaluation of the company’s value; and (3) below the absolute value of the company’s shares on the public markets.  $11.15 is 7% below the price of ARCT shares the day prior to the deal being announced and only 1% above the weighted average price for ARCT's shares in its history as a public company.  This average historical price, as you know, includes the period of time when ARCT’s trailing and future cash flow was lower than it is currently, and includes the period when there was little to no research coverage of the company.  This price is also only 6% above the price the company paid to repurchase its own stock in its dutch tender offer in March, and just 1% above the top end of the range the board was willing to pay to repurchase its shares in that offer.  We are not aware of any merger proposal having been put in front of shareholders by a board previously that was essentially equal to the price bid by the board for its stock in a tender offer just six months before the merger was signed.  It is hard to understand why the board felt $11.00 was an attractive price to pay for stock in March, but $11.15 is a good price to sell full control of the company at now.  This is especially the case because the absolute value of the company has increased since March.

$11.15 values ARCT shares at approximately 13x the 2013 estimate for ARCT’s adjusted funds from operations (AFFO) that ARCT provided to Realty Income in its merger negotiations—as disclosed in the proxy statement; it values ARCT at approximately 13x the middle of ARCT’s publicly announced 2013 AFFO guidance; and it values the stock at 14x the run rate 3Q12 annualized AFFO of ARCT. This 13-14x multiple range is well inside the range that ARCT’s financial advisor, Goldman Sachs, used to analyze the “implied standalone present value” of ARCT in its fairness opinion, again as disclosed in the proxy statement.  The companies that Goldman selected as the relevant comparables in the same opinion also presently trade at a mean multiple of 13x 2013 AFFO.  Realty Income trades at 17x 2013 AFFO—Goldman conveniently excluded this comparable from its analysis.  But as you know, ARCT’s own financial presentations have highlighted Realty Income and National Retail Properties (also now at 17x 2013 AFFO) as the best comparables for ARCT since its listing.  In our view, the standalone present value of ARCT is more in line with those higher multiple stocks.  Regardless, the merger proposal offers no compensation to shareholders for control.  We see two major sources of non organic growth for ARCT’s cash flow.  The first is continued growth by acquisition of triple net lease properties.  ARCT management has spoken at some length publicly about the potential for ARCT’s asset base to grow by acquisition as existing owners seek to take advantage of attractive debt financing markets to rationalize their real estate investments.  The second source of cash flow growth is continued debt refinancing to take advantage of the decline in debt financing costs in general and of the potential for ARCT to improve its credit rating toward investment grade.  ARCT management has also discussed at some length in the past the potential for ARCT to gain an investment grade rating.  ARCT’s leverage and coverage ratios are supportive of higher ratings and cheaper financing costs.  By offering shareholders no premium for control of the company, the Realty Income merger offers shareholders no compensation for these non organic growth prospects.

In light of the above, we do not understand why ARCT shareholders ought to vote for the merger.  It offers us little.  But we understand why Realty Income finds the deal attractive. Realty Income has disclosed that the transaction will drive AFFO accretion of 8% in 2013, and has announced it intends to increase its dividend by 7% once the deal closes.  This transaction is a share for share exchange that offers meaningful benefit to one side, and no premium for control and inadequate compensation to the other side. It is flawed to argue for the shared benefits of a share for share merger exchange when the distribution of the economics in the share for share exchange are so one sided.  Indeed, we would much prefer cash compensation for control of ARCT at an appropriate level to a stock exchange on the terms in this transaction.  A deal at a higher value structured with some cash would enable us, should we so choose, to invest in Realty Income stock on our own with the proceeds.  But such a deal would not ask us to sell control for nothing.

The poor value of the transaction is reason enough to vote no.  But the transaction process troubles us further.  Prior shareholder communications have highlighted how the timing of the transaction’s announcement was suspiciously close to the averaging period for the management incentive payout negotiated with the board prior to the listing.  This suspicion is reinforced by the transaction’s being very accretive to Realty Income’s shareholders—and dilutive to ARCT’s—raising the potential for the announcement to drive an increase in Realty Income’s stock price.  That the deal did not thus far drive a gain in Realty Income’s stock price does not mitigate this concern; indeed, it intensifies it. More than that, it is very concerning that the last time the ARCT board ran a full process seeking to sell control of the company was in June 2011, approximately 15 months prior to the merger announcement. The board’s decision to sell control for no premium with a stale market check is not in shareholder interests.  Prior shareholder communications have also referenced this concern.  In addition, we are troubled by the collar that the board approved for the pricing of management’s incentive payout.  While this collar ended up not being in play at the time that the management payout was made, the merger proposal to shareholders contains no such collar.  It is very hard to understand why a collar makes sense for management but not for shareholders, and harder to understand why fiduciaries for shareholders would approve one.  Further, a similar collar might still protect ARCT shareholders prior to the merger’s completion, if the deal does indeed close.  Again, these defects in the negotiation process are intensified by the poor economic terms of the deal.

We are aware of the potential for the board to allege mistakenly that we have short term investment objectives for our investment in ARCT.  As we mentioned, we have managed capital for outside investors for more than a decade, and have made investments with multiyear time horizons often in our past.  While this investment opportunity arose because a poorly valued and structured deal led to attractive pricing for ARCT shares—and while part of our thesis is the merger should be voted down—we intend to own ARCT shares as long as they offer a strong return potential for our investors.  There are deal terms and merger negotiation processes that we would be in favor of supporting for ARCT.  But the only one we have in front of us we do not support.

In light of the above, we urge the board to pull its recommendation to shareholders to support the merger. Whatever the logic was behind the decision to sign the merger contract, the arguments for closing this deal fail.  On our reading of the merger agreement, the ARCT board negotiated for the flexibility to remove its recommendation, and we urge it to act accordingly.

We are happy to discuss our views with you further, if you so desire.

Sincerely,

Matthew Mark                                                                                     Alan Cooper
General Partner                                                                                     General Partner